
                       MIDAMERICAN ENERGY HOLDINGS COMPANY
                        CALCULATION OF EARNINGS PER SHARE
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    THREE MONTHS                  SIX MONTHS
                                                    ENDED JUNE 30                ENDED JUNE 30
                                             ---------------------------   ---------------------------
                                                 1999           1998           1999           1998
                                             ------------    -----------   ------------    -----------


Actual weighted average shares
  outstanding for the period .............     60,037,264     60,234,895     59,621,665     60,658,253

Dilutive stock options and warrants
  using average market prices ............        955,190        784,037        841,625        655,885

Additional dilutive stock options assuming
  conversion of convertible preferred
  securities of subsidiary trusts ........     11,645,456     13,326,683     12,481,425     13,326,683
                                             ------------    -----------   ------------    -----------
Diluted shares outstanding ...............     72,637,910     74,345,615     72,944,715     74,640,821
                                             ============    ===========   ============    ===========

Income before extraordinary item .........   $     61,061    $    32,466   $    100,852    $    59,761

Extraordinary item, net of tax ...........         (5,366)             -        (36,886)             -
                                             ------------    -----------   ------------    -----------

Net income available to
  common stockholders ....................   $     55,695    $    32,466   $     63,966    $    59,761
                                             ============    ===========   ============    ===========

Income per share before
  extraordinary item .....................   $       1.02    $       .54   $       1.69    $       .99

Extraordinary item .......................           (.09)             -           (.62)             -
                                             ------------    -----------   ------------    -----------

Net income per share .....................   $        .93    $       .54   $       1.07    $       .99
                                             ============    ===========   ============    ===========

Diluted income per share before
  extraordinary item(1) ..................   $        .91    $       .51   $       1.53    $       .95
                                             ============    ===========   ============    ===========

Diluted income per share based on SEC
  interpretive release No. 34-9083(1) ....   $        .84    $       .51   $       1.02    $       .95
                                             ============    ===========   ============    ===========

(1)-Net income available to common stockholders for the three and six months ended June 30, 1999 was increased by dividends on convertible preferred securities of subsidiary trusts, net of tax effect, of $4,984 and $10,455, respectively, compared with $5,471 and $10,942, respectively, for the same periods in 1998.